Exhibit 12.1

	For the year ended December 31
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB
Interest expense and amortized discounts	130,157,000	301,805,020	309,498,000	599,665,074	853,611,541
Interest capitalized	47,523,000	144,179,000	272,369,000	202,138,294	130,962,357
Amortized discount of mandatory redeemable and convertible bonds	31,974,000	74,531,000	128,513,000	24,311,000	35,647,000
An estimate of the interest within rental expense	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Interest on financing lease	—	—	—	2,760,700	7,865,777
Fixed charge	209,654,000	520,515,020	710,380,000	828,875,068	1,028,086,675
Add
Pre-tax (loss) income from continuing operations before adjustment for minority interest in consolidated subsidiaries or loss from equity investees	952,302,710	(487,329,749)	2,030,870,590	(3,408,747,017)	(3,397,121,395)
Fixed charge	209,654,000	520,515,020	710,380,000	828,875,068	1,028,086,675
Amortization of capitalized interest	4,205,815	8,688,129	18,840,482	39,987,949	63,794,957
Distributed income of equity investees	—	—	—	—	—
Your share of pre-tax income of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Subtract
Interest capitalized	47,523,000	144,179,000	272,369,000	202,138,295	130,962,357
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
The minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Earnings	1,118,639,525	(102,305,600)	2,487,722,072	(2,742,022,295)	(2,436,202,120)
Ratio of Earnings to Fixed charge	5.3	—	3.5	—	—
Insufficient Coverage		622,820,620		3,570,897,363	3,464,288,795